

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via facsimile
Mr. David Collins
Controller and Principal Accounting Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re:** **Lennar Corporation, Inc.**
> **File No.: 1-11749**

Dear Mr. Collins:

In your letter dated March 29, 2013, you request relief from the requirement of Rule 3-09 of Regulation S-X to provide separate audited financial statements for Platinum Triangle Partners, LLC for 2011 and unaudited financial statements for 2010. You state that the financial statement requirement results solely from a large impairment charge recorded by Platinum Triangle Partners, LLC in 2011. You further state that Platinum Triangle Partners, LLC was effectively liquidated in 2011.

Based on the information provided, we will not object to your proposal.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3747.

Sincerely,

Tricia Armelin
Associate Chief Accountant